     THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G FILED ON FEBRUARY 14, 1995

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)



                                FRED MEYER, INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                  593098-10-6
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement /_/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 pages.
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                                 SCHEDULE 13G

CUSIP No. 593098-10-6
- -------------------------------------------------------------------------------

 1.     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Persons

             KKR ASSOCIATES

- -------------------------------------------------------------------------------

 2.     Check the Appropriate Box if a Member of a Group                (a) /_/
                                                                        (b) /_/

- -------------------------------------------------------------------------------

 3.     SEC Use Only

- -------------------------------------------------------------------------------

 4.     Citizenship or Place of Organization

             NEW YORK

- -------------------------------------------------------------------------------

                5.    Sole Voting Power

                            -0-

             ------------------------------------------------------------------

                6.    Shared Voting Power
Number of
Shares                      10,700,038 (INCLUDES 1,566,441 SHARES
Beneficially                SUBJECT TO AN OPTION TO ACQUIRE)
Owned By
Each         ------------------------------------------------------------------
Reporting
Person          7.    Sole Dispositive Power
With
                            -0-

             ------------------------------------------------------------------

                8.    Shared Dispositive Power

                            10,700,038 (INCLUDES 1,566,441 SHARES
                            SUBJECT TO AN OPTION TO ACQUIRE)

- -------------------------------------------------------------------------------

 9.     Aggregate Amount Beneficially Owned by Each Reporting Person

             10,700,038 (INCLUDES 1,566,441 SHARES
             SUBJECT TO AN OPTION TO ACQUIRE)

- -------------------------------------------------------------------------------

10.     Check Box if the Aggregate Amount in Row (9)
        Excludes Certain Shares                                             /_/

- -------------------------------------------------------------------------------

11.     Percent of Class Represented by Amount in Row (9)

             38.1%

- -------------------------------------------------------------------------------

12.    Type of Reporting Person

             PN

- -------------------------------------------------------------------------------

                               Page 2 of 6 pages.
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          Pursuant to the recently adopted electronic filing requirements of the
Securities and Exchange Commission (the "Commission"), this document is a conforming electronic copy of the Schedule 13G filed with the Commission in paper format on February 14, 1995.
ITEM 1.

     (A)  NAME OF ISSUER:

               Fred Meyer, Inc.

     (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               3800 S.E. 22nd Avenue
               Portland, Oregon 97202
ITEM 2.

     (A)  NAME OF PERSON FILING:

               KKR Associates

     (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               c/o Kohlberg Kravis Roberts & Co.
               9 West 57th Street
               New York, New York 10019

     (C)  CITIZENSHIP:

               New York

     (D)  TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $.01 per share

     (E)  CUSIP NUMBER:

               593098-10-6

ITEM 3.   Not applicable

ITEM 4.   OWNERSHIP

     (A)  AMOUNT BENEFICIALLY OWNED:

          The 10,700,038 shares (including 1,566,441 shares subject to an option to acquire) whose beneficial ownership is reported herein are owned of record by FMI Associates, L.P., a Delaware limited partnership. KKR Associates, a New York limited partnership, is the sole general partner of FMI Associates, L.P., in which capacity it may be deemed to be the beneficial owner of the shares of Fred Meyer, Inc. common stock beneficially owned

                               Page 3 of 6 pages.

          by FMI Associates, L.P. Henry R. Kravis, George R. Roberts, Paul E. Raether, Robert I. MacDonnell, Michael W. Michelson, Saul A. Fox, James H. Greene, Jr., Michael T. Tokarz and, beginning January 1, 1995, Edward A. Gilhuly, Perry Golkin, Clifton S. Robbins and Scott Stuart are the general partners of KKR Associates, and in such capacity may be deemed to share beneficial ownership of any shares beneficially owned by KKR Associates, but disclaim any such beneficial ownership.

     (B)  PERCENT OF CLASS:

                 38.1%

     (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)    Sole power to vote or direct the vote:

                    -0-

          (ii)   Shared power to vote or to direct the vote:

                    10,700,038 (includes 1,566,441 shares subject to an option to acquire)

          (iii)  Sole power to dispose or to direct the disposition of:

                    -0-

          (iv)   Shared power to dispose or to direct the disposition of:

                    10,700,038 (includes 1,566,441 shares subject to an option to acquire)

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable.

                               Page 4 of 6 pages.
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ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable.

ITEM 10.  CERTIFICATION

          Not applicable.

                               Page 5 of 6 pages.
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                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 1995


                                 KKR ASSOCIATES



                                 By: /s/ Michael W. Michelson
                                     ------------------------
                                       Name:  Michael W. Michelson
                                       Title:  General Partner

                               Page 6 of 6 pages.